Exhibit 99.4

NICE Benchmark Survey Highlights Opportunities for Service
Organizations to Better Engage Employees

Tools for bottom-up collaboration and motivation are used infrequently by enterprises and to a lesser extent than traditional, top-down approaches

RA’ANANA, Israel, July 31, 2013 – NICE Systems (NASDAQ: NICE) today announced that a benchmark study on trends and best practices in frontline performance management indicates that a majority of companies do not use collaboration and gamification to improve employee engagement. Only 12 percent of companies actively solicit ideas from frontline employees, and less than one third set daily or weekly performance goals.

Organizations that use gamification from the initial, onboarding stage drive better business outcomes such as performance, engagement, and retention, according to the Aberdeen Group. While technologies such as gamification can be applied to focus the frontline every day, the NICE survey found that companies continue to motivate performance through traditional contests, and two in three companies run those contests less than once per month.

According to the NICE study:

•	Eighty-eight percent of companies run contests and competitions to motivate employees
•	Contest kick-offs and results are most frequently communicated through email (86 percent) and verbally (49 percent)
•	The most common rewards used in contests and competitions are trophies (78 percent) and financial incentives (57 percent)
•	Gaming mechanics are used infrequently, with only 31 percent of companies exploring some form of digital rewards.

“Employee engagement is a prerequisite to delivering an exceptional customer experience,” said Yochai Rozenblat, President of the NICE Enterprise Group. “Other research has shown that service workers are the only type of employees that are less engaged today than they were three years ago. In order to remedy this, organizations should introduce bottom-up strategies like collaboration and gamification, both of which are included in our recently-launched NICE Performance Management v6.2 solution. We believe our solution can help companies gain a competitive edge in the market.”

The NICE survey results are based on a sample of over 160 respondents from more than 130 different companies, the bulk of which represent the financial services, insurance, and telecommunications industries.

A report highlighting the main findings of the NICE Performance Management Benchmark Study can be found here.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.